

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2014

Via E-mail
H. Lutz Klingmann
President and Chief Executive Officer
Golden Queen Mining Co. Ltd.
6411 Imperial Avenue, West Vancouver
British Columbia, Canada, V7W 2J5

> **Re:     Golden Queen Mining Co. Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 24, 2014**
> **File No. 000-21777**

Dear Mr. Klingmann:

We have limited our review of your filing to those issues we have addressed in our comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.      Please provide your analysis showing how you determined that you are not required to pay a filing fee under Securities Exchange Act Rule 0-11.

Terms of the Joint Venture, page 11

2.      Please revise your disclosure to clarify the potential dilution resulting from a rights offering, assuming full exercise of the standby commitment; the ownership held by public shareholders both before and after the rights offering; and whether the rights offering could result in a change of control.

Deliberations of the Special Committee, page 20

3.      Please clarify the extent to which the special committee considered alternatives to the joint venture transaction, such as retaining the current corporate structure while negotiating a stand-alone financing agreement with the related parties or others.

Shareholder Approval, page 21

4.      Please provide your analysis showing how you concluded that the approval of the joint venture including the June 8, 2014 Transaction Agreement and the approval of the June 8, 2014 Standby Purchase Agreement should not be presented as separate proposals pursuant to Securities Exchange Act Rule 14a-4(a)(3), so that shareholders can consider and vote on each proposal on an individual basis.

Financial Statements

5.      Please tell us why you have not provided pro forma financial information giving effect to the joint venture.  Tell us how the joint venture will be accounted for in your historical financial statements and cite the supporting literature.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Kenneth G. Sam, Esq.